January 31, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20002

Re: Commission Letter of January 13, 2006 to Pinnacle Data Systems, Inc.

Dear Ms. Collins:

Thank you for your inquiry. The following are our responses to the numbered questions of your referenced letter, which is attached:

Form 8-K/A filed October 26, 2005

Pro Forma Combined Statement of Operations

Exhibit 99.2

For the Year Ended December 31, 2004

1.	We note your pro forma adjustment to reduce operating expenses for a “decrease in depreciation expense as a result of purchase accounting.” Please explain in reasonable detail your basis for the reduction in depreciation expense and the depreciable lives assigned to property and equipment.

Per SFAS 141, paragraph 44, when the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess shall be allocated as a pro rata reduction of the amounts that would have been assigned to all of the acquired assets (including the fixed assets). In the actual transaction that occurred on August 15, 2005, the fair value of the assets exceeded the cost of the acquisition and the fixed assets were appropriately reduced $191,000 as shown in the pro forma combined balance sheet for June 30, 2005. Correspondingly, the historical depreciation recorded by GNP was reduced by the application of SFAS 141 in the pro forma combined statement of operations for the year ended December 31, 2004. The depreciable lives of the assets purchased ranged from three to five years, with many of those assets in their final years of useful life.

2.	Explain why weighted common average shares outstanding decreased from 6,121,675 for historical diluted EPS to 5,572,811 for pro forma diluted EPS. In your response tell us how you considered disclosing this information in the notes to the pro forma financial statements.

Per SFAS 128 paragraph 16, “no potential common shares shall be included in the computation of any diluted per-share amount when a loss from continuing operations exists.” Individually, the Company reported income from continuing operations for the year ended December 31, 2004, requiring that the diluted earnings per share calculation include the dilutive effect of potential common shares (548,864 potential shares). However, GNP’s reported loss for the same period was larger than PDSi’s income, resulting in a pro forma combined loss from continuing operations. Therefore, no potential common shares are included in the calculation of diluted earnings per share for the pro forma combination. Since these calculations were as prescribed in the guidance, we did not consider additional disclosure necessary.

Form 10-QSB for the Quarterly Period ended September 30, 2005

Notes to Financial Statements

Note 8. Pro-forma Combined Statement of Operations

3.	We note your disclosure of the asset acquisition of GNP Computers, Inc. (GNP) on August 15, 2005. Tell us the purchase price of the acquisition and how you considered SFAS 141 with regard to consideration paid by the Company, if any, to the former owners of the GNP business including any stock options issued or exchanged, warrants or any other issuance of debt or equity instruments. Refer to paragraphs 20 to 23.

The purchase price of the assets of GNP was $8,713,090, consisting entirely of the fair value of assumed corporate liabilities (a line of credit, payables and other accrued liabilities totaling $8,383,345) and direct costs of the acquisition (professional fees such as legal and accounting fees) of $329,745. No other equity or debt securities were exchanged in the transaction as described in SFAS 141 paragraphs 20-23.

4.	We further note that the Company acquired $0 in net assets and recorded no goodwill or other intangible assets in the transaction. Tell us how you determined the fair value of assets acquired and liabilities assumed, including intangible assets such as acquired technology, customer relationships and non-competition agreements as well as any in-process research and development projects. We refer you to paragraphs 37 through 42 of SFAS 141.

The tangible assets purchased from GNP totaled $8,713,090, and consisted of: $124,518 of cash: $3,818,365 in open and collectible trade receivables (net of a $40,000 allowance for bad debt); $4,455,597 in marketable inventory (at an average weighted purchase cost and net of a $1,434,433 inventory reserve resulting from a detailed review of all inventory for aged and obsolete items); $104,523 in prepaid expenses, security deposits of $157,000; and fixed assets of $53,087 (net book and the estimated fair value of these assets, less $166,815, the allocated excess of the fair value of the total assets acquired over the purchase price).

The fixed asset list was reviewed for assets that were potentially undervalued. Because the business is predominantly the assembly and test of computer components, little capital equipment is required. Major computer systems acquired (engineering collaboration and enterprise resource planning systems) had not been maintained with the vendors and currently operate on obsolete hardware. At the acquisition, the Company paid maintenance reinstatement and license transfer fees to keep them operable. However, the Company is currently evaluating whether to keep those systems or abandon them in favor of purchasing new systems.

The liabilities assumed totaled $8,713,090 and consisted of: a line of credit with a payoff balance of $2,350,972; trade payables of $4,580,055; accrued payroll, benefits and associated taxes $652,342; accrued federal and state tax liabilities of $348,906; and other accrued expenses of $780,815 (including $337,278 in accrued legal, accounting and license transfer fees to transact the asset purchase, $178,389 in deferred revenues, and a $100,000 warranty reserve).

Potential intangible assets considered were:

1)	the GNP brand and trademark – these items have no value in the marketplace for resale, so no value was placed on these items and they are not being used by Pinnacle

2)	GNP patents – two exist, but no value was placed on these patents because one is on an outdated technology, is not in use and otherwise has no value in the marketplace for resale, and the other that is in use provides no competitive advantage over other methods for accomplishing the same functionality and also has no value in the marketplace for resale

3)	non-patented intellectual property – none was noted or discussed during the purchase negotiations and none have been recognized since the closing

4)	customer list – a number of GNP’s customers were already customers of the Company and there were no volume or exclusivity contractual commitments that came with the customer base. In fact, the largest customers were already concerned about GNP’s stability and considering other alternatives, so the Company’s sales team spent considerable effort and expense to ensure the customer base would stay intact if the purchase was transacted. The list contains about 20 customers, is easily reproduced and has no market for resale.

5)	non-competition agreements – none of value were acquired in the acquisition

6)	in-process research and development – none of value was in process at the time of the acquisition

7)	other potential goodwill – the company had severe financial losses up to its acquisition by the Company. The shareholders of GNP had engaged a business broker to sell the company late in 2004. It is our understanding that the broker was only able to attract three potential buyers to seriously look at the business, none of whom actually made an offer for the business.

5.	We note your elimination of sales transactions between the Company and GNP in the unaudited pro forma combined statements of operations. Tell us your consideration of EITF 04-01 with regard to whether the Company and GNP had a preexisting contractual relationship at the time of the GNP acquisition.

Pre-transaction sales from the Company to GNP were $2,592 and $11,750 in 2005 and 2004, respectively, representing 0.01% and 0.03% of sales in those years, respectively. Pre-transaction sales from GNP to the Company were $6,219 and $0 in 2005 and 2004, respectively, representing 0.01% and 0% of sales in those years, respectively. In addition to their immateriality in the purchase transaction, all sales were completed as discreet market-priced transactions, not under any pre-existing contractual relationship as described in EITF 04-01.

We hope these explanations meet the needs of the Commission.

Respectfully,

/s/ Michael R. Sayre

Executive Vice President & Chief Financial Officer

Enclosure

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 2O549

January 13, 2006

Fax (614) 748-1209

Room 4561

Michael R. Sayre

Executive Vice President and
Chief Financial Officer

Pinnacle Data Systems, Inc.

6600 Port Road
Groveport, OH 43125

RE:    Pinnacle Data Systems, Inc.

           Form 10-KSB for Fiscal Year Ended December 31, 2004

           Form 10-QSB for Fiscal Quarters Ended March 31, 2005,

             June 30, 2005 and September 30, 2005

           Form 8-K/A filed on October 26, 2005

           File No. 001-16103

Dear Mr. Sayre:

We have reviewed your response to our letter dated October 19, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed October 26, 2005

Pro Forma Combined Statement of Operations

Exhibit 99.2

For the Year Ended December 31, 2004

1.	We note your pro forma adjustment to reduce operating expenses for a “decrease in depreciation expense as a result of purchase accounting.” Please explain in reasonable detail your basis for the reduction in depreciation expense and the depreciable lives assigned to property and equipment.

Michael R. Sayre

Pinnacle Data Systems, Inc.

January 13, 2006

2.	Explain why weighted common average common shares outstanding decreased from 6,121,675 for historical diluted EPS to 5,572,811 for pro forma diluted EPS. In your response tell us how you considered disclosing this information in the notes to the pro forma financial statements.

Form 10-QSB for the Quarterly Period ended September 30, 2005

Notes to Financial Statements

Note 8. Pro-forma Combined Statement of Operations

3.	We note your disclosure of the asset acquisition of GNP Computers, Inc. (GNP) on August 15, 2005. Tell us the purchase price of the acquisition and how you considered SFAS 141 with regard to consideration paid by the Company, if any, to the former owners of the GNP business including any stock options issued or exchanged, warrants or any other issuance of debt or equity instruments. Refer to paragraphs 20 to 23.

4.	We further note that the Company acquired $0 in net assets and recorded no goodwill or other intangible assets in the transaction. Tell us how you determined the fair value of assets acquired and liabilities assumed, including intangible assets such as acquired technology, customer relationships and non-competition agreements as well as any in-process research and development projects. We refer you to paragraphs 37 through 42 of SFAS 141.

5.	We note your elimination of sales transactions between the Company and GNP in the unaudited pro forma combined statements of operations. Tell us your consideration of EITF 04-01 with regard to whether the Company and GNP had a preexisting contractual relationship at the time of the GNP acquisition.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Michael R. Sayre

Pinnacle Data Systems, Inc.

January 13, 2006

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 if you have any questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Kathleen Collins
Kathleen Collins
Accounting Branch Chief